UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-1004

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-14303

AMERICAN AXLE & MANUFACTURING, INC. PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES

(Full title of the plan)

American Axle & Manufacturing Holdings, Inc.

One Dauch Drive, Detroit, MI 48211-1198

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

(313) 758-2000

(Registrant’s telephone number,
including area code)

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 1, 2004

To the Participants and Plan Administrator
American Axle & Manufacturing, Inc. Personal Savings Plan for Hourly-Rate Associates
Detroit, Michigan

We have audited the accompanying statement of assets available for benefits of the American Axle & Manufacturing, Inc. Personal Savings Plan for Hourly-Rate Associates (the “Plan”) as of December 31, 2003, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of assets available for benefits of the Plan as of December 31, 2002 was audited by other auditors whose report dated June 16, 2003 expressed an unqualified opinion on that statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned 2003 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003 is presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GEORGE JOHNSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Participant-directed investments:
Investments, at fair value (Notes 2 and 3):
Investments in registered investment companies	$149,493,467	$100,397,196
Common stock — American Axle & Manufacturing Holdings, Inc.	5,468,128	3,134,867
Collective trust fund	36,569,528	33,486,932

Total Investments, at Fair Value	191,531,123	137,018,995
Investments, at cost (Note 2):
Participant loans receivable	14,477,617	12,523,781

TOTAL ASSETS AVAILABLE FOR BENEFITS	$206,008,740	$149,542,776

See accompanying notes to financial statements.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
Participant contributions	$25,415,927
Interest income on participant loans	801,237
Dividends	3,883,830
Net appreciation in fair value of investments (Note 3)	34,919,632

Total Additions	65,020,626

DEDUCTIONS:
Benefits paid to participants	8,535,688
Administrative expenses	18,974

Total Deductions	8,554,662

INCREASE IN ASSETS AVAILABLE FOR BENEFITS	56,465,964
ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	149,542,776

ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$206,008,740

See accompanying notes to financial statements.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003

1.	DESCRIPTION OF THE PLAN

General - The following description of the American Axle & Manufacturing, Inc. Personal Savings Plan for Hourly-Rate Associates (the “Plan”) provides only general information. Participants should refer to the summary plan description for more complete details of the Plan’s provisions. Copies of the summary plan description are available from the human resource department of American Axle & Manufacturing, Inc. (the “Company”).

The Plan, established March 1, 1994, is a defined contribution plan covering substantially all employees of the Company and the Company’s U.S. subsidiaries who are members of the International Union, United Automobile, Aerospace, and Agricultural Implement Workers of America (“UAW”) and the International Association of Machinists and Aerospace Workers (“IAM”). The collective bargaining agreements which cover the above employees expire in 2004 and 2005, respectively. The Company may amend, modify, suspend, or terminate the Plan to the extent not precluded by the applicable agreements. No amendment, modification, suspension, or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions - The Plan provides for each participant to contribute from 1% to 40% of their eligible earnings. The employee contributions may be made on a pre-tax or after-tax basis. Employees over age 50 may contribute an additional 1% to 40% as a catch-up contribution. Certain limitations exist as defined in the Plan agreement as to maximum contribution amounts. Additionally, participants may transfer funds into the Plan from other qualified plans. Employee participation is voluntary.

Vesting - Each participant is fully vested in the assets credited to their account, and no portion of such account shall be subject to forfeiture.

Investment Options - Participants may direct investments to be split among any of the investment fund options available.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003 AND 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003

1.	DESCRIPTION OF THE PLAN (CONTINUED)

Participant Loans - The Plan allows participants to borrow against their account balances with repayment through payroll deductions. Loans can be from a minimum of $1,000 to a maximum of $50,000 or 50%, whichever is less, of the participant’s vested account balance.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General - The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Valuation of Investments - The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices that represent the asset value of the shares held by the Plan at year-end. Participant loans are recorded at cost, which approximates fair value.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements and the reported amounts of increases or decreases in assets available for benefits during the reporting period. Actual results could differ from those estimates. The Plan invests in various securities, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for benefits.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003 AND 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003

3.	INVESTMENTS

The fair value of individual investments that exceed five percent of the Plan’s assets available for benefits is as follows as of December 31, 2003 and 2002:

	2003	2002
PIMCO Total Return Administrative Class Fund	$9,635,339	$7,957,291
Fidelity Low-Priced Stock Fund	61,637,062	40,533,573
Fidelity Diversified International Fund	13,872,127	8,612,616
Spartan U.S. Equity Index Fund	44,423,058	31,671,791
Fidelity Managed Income Portfolio II Fund	36,569,528	33,486,932
Participant Loans Receivable	14,477,617	12,523,781

For the year ended December 31, 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock — American Axle & Manufacturing Holdings, Inc.	$2,535,705
Investments in registered investment companies	32,383,927

Net Appreciation in Value	$34,919,632

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan subject to the provisions of ERISA and any applicable agreements. In the event of Plan termination, each participant would have a nonforfeitable right to his or her total account balance as of the date of termination.

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Fees for accounting, legal, and trustee services were paid by the Company on behalf of the Plan. The fees paid by the Company for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2003 AND 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST (CONTINUED)

Certain investments held by the Plan as of December 31, 2003 and 2002 are managed by Fidelity, the trustee and custodian of the Plan. Such investments fall within the investment guidelines of the Plan and are considered parties-in-interest. As of December 31, 2003 and 2002, the Plan held $194,189,485 and $141,109,849, respectively, in investments with various parties-in-interest.

6.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 18, 2002 that the Plan qualifies under section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

SUPPLEMENTAL SCHEDULE

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES
(Federal Employer Identification Number: 38-3138388; Plan Number: 004)

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (Form 5500, Schedule H, Item 4i)
DECEMBER 31, 2003

		Description of Investment
		(Including Maturity Date,
Party-in-	Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
Interest	Lessor, or Similar Party	and Par or Maturity Value)	Cost	Value
	Registered Investment Companies:
	PIMCO Total Return Administrative Class Fund	899,658.163 shares	(a)	$9,635,339
	PIMCO High Yield Administrative Class Fund	132,713.216 shares	(a)	1,296,608
	Domini Social Equity Fund	32,490.227 shares	(a)	887,308
*	Fidelity Low-Priced Stock Fund	1,762,065.795 shares	(a)	61,637,062
*	Fidelity Diversified International Fund	575,129.631 shares	(a)	13,872,127
*	Fidelity Freedom Income Fund	146,372.340 shares	(a)	1,623,269
*	Fidelity Freedom 2000 Fund	29,422.345 shares	(a)	346,595
*	Fidelity Freedom 2010 Fund	80,956.767 shares	(a)	1,054,057
*	Fidelity Freedom 2020 Fund	710,818.516 shares	(a)	9,254,857
*	Fidelity Freedom 2030 Fund	373,134.993 shares	(a)	4,832,098
*	Spartan U.S. Equity Index Fund	1,127,202.695 shares	(a)	44,423,058
*	Fidelity Freedom 2040 Fund	83,477.432 shares	(a)	631,089

				149,493,467
	Common Stock:
*	American Axle & Manufacturing Holdings, Inc.	135,282.730 shares	(a)	5,468,128
	Collective Trust Fund:
*	Fidelity Managed Income Portfolio II Fund	36,569,527.660 units	(a)	36,569,528
	Participant Loans Receivable:
*	Plan participants	Loans receivable; interest rates ranged from 4.00 percent to 4.75 percent during 2003	$ -0-	14,477,617

				$206,008,740

(a) — These are participant-directed investments; therefore, the cost is not required to be reported.

There were no investment assets reportable as acquired and disposed of during the year ended December 31, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR THE HOURLY — RATE ASSOCIATES
(Name of Plan)

June 28, 2004	By:	/s/ Michael K. Simonte

Michael K. Simonte
Vice President and Treasurer of American Axle & Manufacturing Holdings, Inc.

Exhibit Index

Exhibit NO.	Description
Exhibit 23	Consent of George Johnson & Company Independent Registered Public Accounting Firm